Exhibit 99.2

Universe Pharmaceuticals INC (the “Company”)

PROXY FOR EXTRAORDINARY MEETING OF SHAREHOLDERS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated January 30, 2025, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on February 17, 2025, at 10:00 a.m., Beijing time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China, and to vote all ordinary shares of par value US$0.28125 each which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is made and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the proposals.

February 17, 2025

THE BOARD RECOMMENDS A VOTE FOR
ALL THE PROPOSALS.

1.      “It is resolved, as an ordinary resolution, that:

i.       conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

a.      the authorised, issued and outstanding shares of the Company (each a “Share”, collectively, the “Shares”) be consolidated by consolidating:

i.       every 15 ordinary shares ordinary shares of par value US$0.28125 each into one ordinary share of par value US$4.21875; and

ii.      every 15 preferred shares of par value US$0.28125 each into one preferred shares of par value US$4.21875,

         with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b.      the authorised share capital of the Company be amended from US$140,625,000 divided into 450,000,000 ordinary shares of par value US$0.28125 each and 50,000,000 preferred shares of par value US$0.28125 each to US$140,625,000 divided into 30,000,000 ordinary shares of par value US$4.21875 each and 3,333,333.33333333 preferred shares of par value US$4.21875 each; and

c.      no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

ii.      the Effective Date must be a date before the Company’s next annual general meeting of shareholders; and

iii.     any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

___ FOR	___ AGAINST	___ ABSTAIN

II.     It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation (the “Amendment and Restatement of the MoA”)

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of Universe Pharmaceuticals INC. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received not less than 48 hours before the time appointed for holding the Meeting or any adjourned time and date of the Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: